Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-205468

Euroseas Ltd. Announces Commencement of Rights Offering; Will Host a Conference Call on Tuesday, September 8, 2015 at 10:00 a.m. Eastern Time to Discuss the Rights Offering

Maroussi, Athens, Greece – August 31, 2015 – Euroseas Ltd. (the "Company") (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today that it has commenced its previously announced rights offering to shareholders of the Company.

Pursuant to the rights offering, the Company will offer up to approximately 4,338,018 shares of common stock (the "Offered Shares") to holders of record of its common stock (the "Record Date Holders") as of the close of business on August 14, 2015 (the "Record Date").  The  Company intends to commence the mailing of an offering subscription package to Record Date Holders today.

The Company intends to raise gross proceeds of approximately $19.5 million through the rights offering and to use the proceeds to renew and expand its fleet by taking delivery of its drybulk vessels currently under construction and for general corporate purposes.

The Offered Shares will be sold to Record Date Holders pursuant to non-transferable subscription rights.  Basic subscription rights will be allocated in three non-transferable subscription rights for each four shares of common stock owned by Record Date Holders on the Record Date. Each subscription right represents the right to purchase one share of common stock of the Company at a subscription price of $4.50 per share and consists of a basic subscription privilege and an oversubscription privilege, which will be available if the rights offering is not fully subscribed under the basic subscription privilege.  Offered Shares not purchased under the basic subscription privilege can be purchased pursuant to the oversubscription privilege, subject to the limits set forth in the prospectus for the Rights Offering, and will be allocated to Record Date Holders choosing to exercise their oversubscription privilege.  If more requests for oversubscription shares are received than shares are available, shares not purchased under the basic subscription privilege will be allocated to Record Date Holders exercising their oversubscription pro rata to each oversubscribing holder based on the number of shares such holder purchased pursuant to the exercise of its basic subscription privilege in proportion to the total number of shares purchased by all oversubscribing holders pursuant to the exercise of their basic subscription privileges.

The offering will expire on September 17, 2015, unless extended by the Company.  Should the rights offering be extended, the Company will announce the extension as soon as practicable by issuing a press release.

Important Dates:
Record Date	August 14, 2015
Subscription period	August 31 - September 17, 2015
Expiration date	September 17, 2015, 5:00 p.m.(1)
________
(1) Shares will be issued as soon as practicable following the expiration date.

Conference Call

On Tuesday, September 8, 2015, at 10:00 a.m., Eastern Time, the management of Euroseas Ltd. will host a conference call to discuss the rights offering. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (from outside the US). Please quote "Euroseas."

A replay of the conference call will be available until September 17, 2015. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#.

Audio Webcast - Slides Presentation

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the rights offering will also be available in PDF format 10 minutes prior to the conference call and webcast accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

The Company has filed a registration statement (including a prospectus) on Form F-1with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates.  The offering will be made only by means of the prospectus dated August 31, 2015 set forth in the registration statement.  Copies of the registration statement, prospectus and prospectus supplement may be obtained for free by accessing the SEC's website at www.sec.gov or by calling D.F. King, the information agent for the rights offering, toll-free at (800) 331-7487.

 This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the Nasdaq Capital Market under the ticker symbol ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containerships, 5 Handysize containerships, and 2 Feeder containerships. Euroseas' 5 drybulk carriers have a total cargo capacity of 338,540 dwt, and its 10 containerships have a cargo capacity of 17,587 teu. The Company has also signed contracts for the construction of two Ultramax (63,500 dwt) fuel efficient drybulk carriers, and two Kamsarmax (82,000 dwt) fuel efficient drybulk carriers. Including the four new-buildings, the total cargo capacity of the Company's drybulk vessels will be 629,540 dwt.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including our expected joint venture and vessel acquisitions and time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels and containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get those documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by calling the information agent for the offering, D.F. King & Co., Inc., toll-free at (800) 331‑7487.